Exhibit 2.1

FORM OF SEPARATION AGREEMENT

This SEPARATION AGREEMENT (this “Agreement”), is dated as of [            ], 2017, by and between NACCO Industries, Inc., a Delaware corporation (“Parent”), and Hamilton Beach Brands Holding Company (“Hamilton Beach Holding”), a Delaware corporation and wholly owned Subsidiary of Parent. Parent and Hamilton Beach Holding will individually be referred to as a “Party” and collectively as the “Parties.”

RECITALS

A.    Parent intends to make a distribution to its stockholders of all of the outstanding shares of capital stock of Hamilton Beach Holding in accordance with the terms hereof (the “Spin-Off”).

B.    As a consequence of the Spin-Off, Hamilton Beach Holding will cease to be a Subsidiary of Parent.

C.    The Parties intend for the Spin-Off to qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”).

D.    Parent and Hamilton Beach Holding desire to allocate certain rights and responsibilities of Parent, Hamilton Beach Holding and their respective Subsidiaries and successors for periods before and after the Spin-Off.

Accordingly, the Parties agree as follows:

I.    DEFINITIONS

1.1    Definitions. In addition to the terms defined elsewhere herein, as used in this Agreement, the following terms will have the meanings specified below when used in this Agreement with initial capital letters:

“Action” means any controversy, claim, action, litigation, arbitration, mediation or any other proceeding by or before any Governmental Entity, arbitrator, mediator or other Person acting in a dispute resolution capacity, or any investigation, subpoena or demand preliminary to any of the foregoing.

“Affiliate” means, with respect to a Person, another Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For purposes of this definition “control” as applied to any Person means the possession, directly or indirectly, of the power to vote five percent or more of the securities entitled to vote or otherwise to direct or cause the direction of, the management and policies of such Person, whether through the ownership of securities entitled to vote, by contract or otherwise. For purposes of this definition, Affiliate will not include any individual controlling Hamilton Beach Holding or Parent and, following the Spin-Off; Hamilton Beach Holding and Parent will not be deemed to be Affiliates.

“Agent” has the meaning set forth in Section 2.3.

“Agreement” has the meaning set forth in the Preamble.

“Business Day” means any day on which commercial banks in Cleveland, Ohio are not required or authorized to be closed by Law or executive order.

“Code” has the meaning set forth in Recital C.

“Confidential Information” has the meaning set forth in Section 4.6.

“Damages” has the meaning set forth in Section 5.1.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles as in effect at the time of determination, consistently applied.

“Governmental Entity” means any arbitrator, court, judicial, legislative, administrative or regulatory agency, commission, department, board, bureau, body or other governmental authority or instrumentality or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, whether foreign, federal, state or local.

“Hamilton Beach Holding” has the meaning set forth in the Preamble.

“Hamilton Beach Holding Class A Common Stock” means the Class A common stock of Hamilton Beach Holding, par value $0.01 per share.

“Hamilton Beach Holding Class B Common Stock” means the Class B common stock of Hamilton Beach Holding, par value $0.01 per share.

“Hamilton Beach Holding Common Stock” means the Hamilton Beach Holding Class A Common Stock and the Hamilton Beach Holding Class B Common Stock, taken together.

“Hamilton Beach Holding Group” means, as the context may require, (i) Hamilton Beach Holding and (ii) any one or more Affiliates of Hamilton Beach Holding following the Spin-Off.

“Hamilton Beach Holding Indemnified Parties” has the meaning set forth in Section 5.1.

“HBB Pension Plan” has the meaning set forth in Section 3.2.

“HBH Benefit Plans” has the meaning set forth in Section 3.3(a).

“HBH Participants” has the meaning set forth in Section 3.3(a).

“Indemnified Party” has the meaning set forth in Section 5.5.

“Indemnifying Party” has the meaning set forth in Section 5.5.

“Law” means any statute, law, ordinance, rule or regulation of any Governmental Entity.

“Liability” or “Liabilities” mean all debts, liabilities, losses and obligations whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and whether or not the same would properly be reflected on a balance sheet; provided that, except for references in Articles III and V, “Liabilities” will not include any liabilities for or in respect of Taxes, which will be governed solely by the Tax Allocation Agreement, or any liabilities for or in respect of any benefit plans, programs, agreements, and arrangements, which will be governed solely by Articles III and V of this Agreement.

“Order” means any order, judgment, ruling, decree, writ, permit, license or other requirement of any Governmental Entity.

“Parent” has the meaning set forth in the Preamble.

“Parent Benefit Plans” has the meaning set forth in Section 3.3(b).

“Parent Board” has the meaning set forth in Section 2.1.

“Parent Class A Common Stock” means the Class A common stock of Parent, par value $1.00 per share.

“Parent Class B Common Stock” means the Class B common stock of Parent, par value $1.00 per share.

“Parent Common Stock” means the Parent Class A Common Stock and the Parent Class B Common Stock, taken together.

“Parent Group” means, as the context may require, (i) Parent and (ii) any one or more Affiliates of Parent following the Spin-Off.

“Parent Indemnified Parties” has the meaning set forth in Section 5.2.

“Parent Participants” has the meaning set forth in Section 3.3(b).

“Parent Pension Plan” has the meaning set forth in Section 3.2.

“Party” and “Parties” have the meanings set forth in the Preamble.

“Person” means any individual or legal entity, including any partnership, joint venture, corporation, trust, unincorporated organization, limited liability company or Governmental Entity.

“Record Date” means the close of business on the date to be determined by the Board of Directors of Parent as the record date for determining stockholders of Parent entitled to receive Hamilton Beach Holding Common Stock in the Spin-Off, which date will be a business day preceding the day of the Spin-Off Date.

“Retained Name” has the meaning set forth in Section 4.7.

“Share Issuance” has the meaning set forth in Section 2.2.

“Shared Contract” has the meaning set forth in Section 2.7.

“Spin-Off” has the meaning set forth in Recital A.

“Spin-Off Date” means the date on which the Spin-Off occurs.

“Stockholders’ Agreement” means the Stockholders’ Agreement, dated as of the date hereof, by and between Hamilton Beach Holding and certain other parties, the form of which is attached hereto as Exhibit A.

“Subsidiary” of any Person means (i) any Person whose financial results are required to be consolidated with the financial results of the first Person in the preparation of the first Person’s financial statements under GAAP or (ii) for purposes of Article III, any nonconsolidated project mine subsidiary of The North American Coal Corporation.

“Tax Allocation Agreement” means the Tax Allocation Agreement, dated as of the date hereof, by and between Parent and Hamilton Beach Holding, the form of which is attached hereto as Exhibit B.

“Taxes” has the meaning set forth in the Tax Allocation Agreement; provided, however; that such term will not include any Liabilities owed to, or imposed by, the Pension Benefit Guaranty Corporation under ERISA.

“Termination Date” has the meaning set forth in Section 7.1.

“Transfer Restriction Agreement” means the Transfer Restriction Agreement, dated as of the date hereof, by and between Hamilton Beach Holding and certain other parties, the form of which is attached hereto as Exhibit C.

“Transition Services Agreement” means the Transition Services Agreement, dated as of the date hereof, by and between Parent and Hamilton Beach Holding in substantially the form attached hereto as Exhibit D.

1.2    Interpretation. (a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Unless the context otherwise requires, (i) “or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a Party includes the masculine, feminine or neuter, as the context may require, and (iv) terms used herein which are defined in GAAP have the meanings ascribed to them therein. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, that would violate any applicable Law.

(b)    The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

II.    SPIN-OFF

2.1    The Spin-Off. Subject to the satisfaction, or to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI, the Board of Directors of Parent (the “Parent Board”) has approved the Spin-Off and established the Record Date and the Spin-Off Date and any procedures it determined to be necessary or appropriate in connection therewith.

2.2    Hamilton Beach Holding Share Issuance. Prior to the Spin-Off Date, Parent will take, or cause to be taken, all actions necessary to issue to Parent such number of shares of Hamilton Beach Holding Common Stock, including, if applicable, by reclassifying the current outstanding shares of Hamilton Beach Holding Common Stock (the “Share Issuance”), for the purpose of increasing the outstanding shares of Hamilton Beach Holding Common Stock such that, immediately prior to the Spin-Off Date, Hamilton Beach Holding will have not less than an aggregate number of outstanding shares of Hamilton Beach Holding Class A Common Stock and Hamilton Beach Holding Class B Common Stock that is equal to one share of Hamilton Beach Holding Class A Common Stock and one share of Hamilton Beach Holding Class B Common Stock for each share of Parent Common Stock issued and outstanding on the Record Date.

2.3    Delivery of Shares to the Agent. On or prior to the Spin-Off Date, Parent will authorize the book-entry transfer by Parent’s transfer agent, (the “Agent”) of all of the outstanding shares of Hamilton Beach Holding Common Stock to be distributed in connection with the Spin-Off. After the Spin-Off Date, upon the request of the Agent, Hamilton Beach Holding will provide all book-entry transfer authorizations that the Agent requires in order to effect the Spin-Off of the shares of Hamilton Beach Holding Common Stock to Parent stockholders.

2.4    The Spin-Off. On the terms and subject to the conditions of this Agreement, following consummation of the Share Issuance, Parent will distribute and pay all of the shares of Hamilton Beach Holding Common Stock held by Parent to Parent stockholders at a rate of one share of Hamilton Beach Holding Class A Common Stock and one share of Hamilton Beach Holding Class B Common Stock to each holder of Parent Common Stock then outstanding. Until the consummation of the Spin-Off, Parent will own and the Agent will hold the shares of Hamilton Beach Holding Common Stock as nominee on behalf of and for the benefit of Parent. Upon consummation of the Spin-Off, pursuant to, and in accordance with the terms hereof, the Agent will distribute by book-entry transfer (i) in respect of each outstanding share of Parent Class A Common Stock held by holders of record of Parent Class A Common Stock on the Record Date, one share of Hamilton Beach Holding Class A Common Stock and one share of Hamilton Beach Holding Class B Common Stock and (ii) in respect of each outstanding share of Parent Class B Common Stock held by holders of record of Parent Class B Common Stock on the Record Date, one share of Hamilton Beach Holding Class A Common Stock and one share of Hamilton Beach Holding Class B Common Stock.

2.5    Fractional Shares. No certificate representing fractional shares of Hamilton Beach Holding Common Stock will be issued as part of the Spin-Off. Each holder of Parent Common Stock who otherwise would have been entitled to a fraction of a share of Hamilton Beach Holding Class A Common Stock or Hamilton Beach Holding Class B Common Stock pursuant to Section 2.4 (after aggregating all of such Person’s shares of Hamilton Beach Holding Class A Common and aggregating all of such Person’s shares of Hamilton Beach Holding Class B Common Stock immediately prior to the consummation of the Spin-Off) will receive a cash payment in lieu of such fractional shares. Parent will instruct the Agent to (i) determine the number of whole shares and fractional shares of Hamilton Beach Holding Class A Common Stock and Hamilton Beach Holding Class B Common Stock allocable to each holder of record or beneficial owner of Parent Common Stock on the Spin-Off Date, (ii) aggregate all such fractional shares into whole shares of Hamilton Beach Holding Class A Common Stock and Hamilton Beach Holding Class B Common Stock, (iii) convert the whole shares of Hamilton Beach Holding Class B Common Stock into shares of Hamilton Beach Holding Class A Common Stock, (iv) sell the whole shares of Hamilton Beach Holding Class A Common Stock pursuant to clauses (ii) and (iii) in the open market on behalf of holders of record or beneficial owners who otherwise would be entitled to receive fractional shares of Hamilton Beach Holding Common Stock, and (v) distribute to each such holder or for the benefit of each such beneficial owner such holder’s or owner’s ratable share of the total proceeds (net of total selling and conversion expenses) of such sale; provided, however, that the Agent will have sole discretion to determine when, how, through which broker-dealer and at what price to execute the sales; provided, further, that neither the Agent nor any broker-dealer used by the Agent will be an Affiliate of Parent or Hamilton Beach Holding; provided, further, that no holder of Parent Common Stock will be entitled to receive in cash in excess of the value of two shares of Hamilton Beach Holding Class A Common Stock.

2.6    Intercompany Matters. As of immediately prior to the Spin-Off Date, all rights and Liabilities of, from or to any member of the Parent Group, on the one hand, and any member of the Hamilton Beach Holding Group, on the other hand, will be netted against each other and the resulting balance will be cash settled as applicable, by Parent or Hamilton Beach Holding, as the case may be, and all contracts between or among such parties will terminate, in each case other than under this Agreement or any of the other agreements or instruments contemplated hereby or any Liabilities arising therefrom. In the event any such intercompany amounts are identified following the Spin-Off Date that were not netted as contemplated by the preceding sentence, such amounts will be cash settled when they arise or are identified. In the event of any refund or credit relating to the Hamilton Beach Holding Group or the Parent Group is received by the other group after the Spin-Off Date, such other group will provide the Hamilton Beach Holding Group or Parent Group, as applicable, with the benefit of such refund or credit.

2.7    Treatment of Shared Services. Any contract that is listed on Schedule 1 (a “Shared Contract”), shall be assigned in part to Hamilton Beach Holding, if so assignable, or appropriately amended so that each Hamilton Beach Holding and Parent shall be entitled to the rights and benefits, and shall assume the related portion of any liabilities, inuring to their respective businesses; provided, however, that (x) in no event shall Parent be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled), and (y) if any Shared Contract cannot be so partially assigned by its terms or otherwise, cannot be amended or has not for any other reason been assigned or amended, or if such assignment or amendment would impair the benefit the parties thereto derive from such Shared Contract, Hamilton Beach Holding shall use commercially reasonable efforts to enter into a separate contract pursuant to which it procures such rights and obligations as are necessary and Parent shall cooperate with Hamilton Beach Holding in any reasonable arrangement designed to provide Hamilton Beach Holding with all of the benefits under such Shared Contracts until Hamilton Beach Holding enters into such separate contract.

III.    EMPLOYEE MATTERS

3.1    Employees. All employees of Hamilton Beach Holding or its Subsidiaries immediately prior to the Spin-Off will remain employed by Hamilton Beach Holding or its Subsidiaries immediately following the Spin-Off.

3.2    Pension Benefits. On and following the Spin-Off Date, Hamilton Beach Holding and its Subsidiaries will retain sponsorship of and be solely responsible for the management and administration of any defined benefit pension plan, including the Hamilton Beach Brands, Inc. Pension Plan, that was sponsored by Hamilton Beach Holding or one of its Subsidiaries on the Spin-Off Date (collectively the “HBH Pension Plans”) and Parent and its Subsidiaries (other than Hamilton Beach Holding and its Subsidiaries) will retain sponsorship of and be solely responsible for the management and administration of any defined benefit pension plan, including: (i) The Combined Defined Benefit Plan for NACCO Industries, Inc. and Its Subsidiaries;(ii) Pension Plan for Union Employees of Bisti Fuels Company, LLC; (iii) The Coteau Properties Company Pension Plan; (iv) The Falkirk Mining Company Pension Plan; and (v) the Sabine Mining Company Pension Plan that were or are sponsored by Parent or one of its Subsidiaries (other than Hamilton Beach Holding and its Subsidiaries) on the Spin-Off Date (collectively the “Parent Pension Plans”).

3.3    Other Employee Benefits.

(a)    Employees and former employees of Hamilton Beach Holding or its Subsidiaries (“HBH Participants”) are currently provided retirement and welfare benefits under employee benefit plans, programs, policies or arrangements that are sponsored and maintained by Hamilton Beach Holding or its Subsidiaries (collectively, the “HBH Benefit Plans”). On and after the Spin-Off Date, the HBH Participants will continue to receive benefits under the HBH Benefit Plans. Effective as of the Spin-Off Date, Parent and its Subsidiaries (other than Hamilton Beach Holding and its Subsidiaries) (i) will have no Liability or obligations, and Hamilton Beach Holding and its Subsidiaries agree to assume and pay for any Liabilities or obligations, under or relating to the HBH Benefit Plans, including the HBH Pension Plans, including as required by, or imposed pursuant to applicable Law and (ii) will have no responsibility for the administration of the HBH Benefit Plans, including the HBH Pension Plans.

(b)    Employees and former employees of Parent and its Subsidiaries (other than Hamilton Beach Holding and its Subsidiaries) (“Parent Participants”) are currently provided retirement and welfare benefits under employee benefit plans, programs, policies or arrangements that are sponsored and maintained by Parent or its Subsidiaries (other than

Hamilton Beach Holding and its Subsidiaries) (collectively, the “Parent Benefit Plans”). On and after the Spin-Off Date, the Parent Participants will continue to receive benefits under the Parent Benefit Plans. Effective as of the Spin-Off Date, Hamilton Beach Holding and its Subsidiaries (i) will have no Liability or obligations, and Parent and its Subsidiaries (other than Hamilton Beach Holding and its Subsidiaries) agree to assume and pay for any Liabilities or obligations, under or relating to the Parent Benefit Plans, including the Parent Pension Plans, including as required by, or imposed pursuant to applicable Law and (ii) will have no responsibility for the administration of the Parent Benefit Plans, including the Parent Pension Plans.

(c)    Prior to the Spin-Off Date, Hamilton Beach Holding and Parent will mutually agree to a fair allocation of Alfred M. Rankin, Jr.’s compensation and employee benefits between the two companies.

3.4    Other Benefit Matters.

(a)    Nothing contained herein will in any way alter the right of Parent or Hamilton Beach Holding or any of their respective Subsidiaries, before or after the Spin-Off Date, to amend or terminate any Parent Benefit Plan or HBH Benefit Plan, as applicable, in accordance with its terms and applicable Law or to terminate the employment or service of any person at any time in accordance with applicable Law. Nothing contained herein will be construed to create any third-party beneficiary rights in any person, including without limitation any Parent Participant or HBH Participant (including any dependent or beneficiary thereof) nor will anything contained herein be deemed to amend any Parent Benefit Plan or HBH Benefit Plan.

(b)    On or before the Spin-Off Date, Parent and Hamilton Beach Holding agree that (i) they will take such actions as they determine are necessary and advisable to establish separate administrative services agreements and funding vehicles for the HBH Benefit Plans (including the HBH Pension Plans) and Parent Benefit Plans (including the Parent Pension Plans) and/or to provide for transitional services related thereto and (ii) they will use reasonable, good faith efforts to cooperate with each other and take such steps as are necessary and advisable to implement the actions described in this Article III.

(c)    After the Spin-Off Date, Parent and Hamilton Beach Holding will continue to cooperate in good faith and share (to the extent permissible under applicable privacy, data protection and similar laws) all relevant documents, payroll and employment information as needed with respect to the continued administration of the HBH Benefit Plans (and the HBH Pension Plans) and the Parent Benefit Plans (and the Parent Pension Plans); provided that requests for cooperation must be reasonable and not interfere with daily business operations.

IV.    REPRESENTATIONS. WARRANTIES AND COVENANTS

4.1    Representations. Each of Parent and Hamilton Beach Holding, as applicable, represents and warrants to the other that each Party has full power and authority to execute and deliver this Agreement and to consummate the Spin-Off. The execution and delivery of this Agreement and the consummation of the Spin-Off have been duly and validly authorized by each Party, and no other proceedings on the part of such Party or any other Person are necessary to authorize the execution and delivery by such Party of this Agreement or the consummation of the Spin-Off. This Agreement has been duly and validly executed and delivered by the Parties, and (assuming the valid execution and delivery of this Agreement by the other Parties) constitutes the legal, valid and binding agreement of such Party enforceable against it in accordance with its terms, except as such obligations and their enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors’ rights generally, (ii) by general principles of equity, or (iii) the power of a court to deny enforcement of remedies based on public policy.

4.2    Litigation Matters. For a period of five years after the Closing Date, each Party will, to aid the other Party in the defense of any third-party Action relating to the business of the other Party to the extent such Party has personnel or information relevant to such business or Action, make available during normal business hours, but without unreasonably disrupting their respective businesses, all personnel and records in their possession, custody and/or control relating to such business reasonably necessary to permit the effective defense or investigation of such Action. If information other than that pertaining to the applicable business that is the subject of the Action is contained in such records, Parent and Hamilton Beach Holding will make reasonable efforts to protect any confidential information, including entering into appropriate confidentiality agreements. To the extent any such Action relates solely to Hamilton Beach Holding’s or any of its Subsidiaries’ businesses, all documented costs related thereto will be borne by Hamilton Beach Holding. To the extent any such Action relates solely to Parent’s or any of its Subsidiaries’ businesses (other than Hamilton Beach Holding or any of its Subsidiaries), all documented costs related thereto will be borne by Parent. To the extent any such Action relates to Parent’s or any of its Subsidiaries’ businesses (other than Hamilton Beach Holding or any of its Subsidiaries) and Hamilton Beach Holding’s or any of its Subsidiaries’ businesses, all documented costs related thereto will be allocated proportionately, based on their respective business interest in such action, between Hamilton Beach Holding and Parent.

4.3    Cooperation. (a) Parent and Hamilton Beach Holding will comply fully with all notification, reporting and other requirements under any Law or Order applicable to the Spin-Off. Parent and Hamilton Beach Holding will use their commercially reasonable efforts to obtain, as soon as practicable, the authorizations that may be or become necessary for the performance of their respective obligations under this Agreement and the consummation of the Spin-Off and will cooperate fully with each other in promptly seeking to obtain such authorizations, except that no such Party will be required to make any material expenditure in connection with its obligations under this Section 4.3. Where the cooperation of third parties such as insurers or trustees would be necessary in order for a Party to completely fulfill its obligations under this Agreement, such Party will use commercially reasonable efforts to cause such third parties to provide such cooperation, except that no Party will be required to make any material expenditure in connection therewith.

(b)    In addition to the actions specifically provided for elsewhere in this Agreement, each of the Parties will cooperate with each other and use (and will cause their respective Subsidiaries and Affiliates to use) reasonable best efforts, prior to, at and after the Spin-Off, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary on its part permitted under applicable law to consummate and make effective the transactions contemplated by this Agreement, the Transition Services Agreement and the Tax Allocation Agreement as promptly as reasonably practicable.

(c)    After the Spin-Off, except in the case of any Action by one Party or its Affiliates against the other Party or its Affiliates, each Party will use its commercially reasonable efforts to make available to the other, upon written request, the former, current and future directors, officers, employees, other personnel and agents of such Party as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents are reasonably requested in connection with any Action in which the requesting Party may from time to time be involved or any other reasonable business purpose, regardless of whether, in the case of an Action, such Action is a matter with respect to which indemnification may be sought hereunder.

(d)    The obligation of the Parties to provide witnesses pursuant to this Section 4.3 is intended to be interpreted in a manner so as to facilitate cooperation.

4.4    Expenses. Whether or not the Spin-Off is consummated, all costs and expenses incurred in connection with this Agreement and the Spin-Off will be borne by Parent, unless otherwise provided herein or in the Transition Services Agreement. The costs and expenses related to (a) the preparation and filing by Hamilton Beach Holding of the S-1 Registration Statement with the Securities and Exchange Commission (the “Commission”), including printing and engraving fees (b) law firm written deliverables and activities to prepare Hamilton Beach Holding personnel for public company service, (c) independent public accounting firm written deliverables and activities prepared or undertaken in connection with the S-1 Registration Statement, (d) the listing of Hamilton Beach Holding shares on the New York Stock Exchange and (e) transfer agent and registrar services associated with Hamilton Beach Holding shares (collectively, “Hamilton Beach Holding Spin-Off Costs”) will be borne by Hamilton Beach Holding in the event the Spin-Off is consummated; however in the event that the Spin-Off is not consummated, Parent will bear the Hamilton Beach Holding Spin-Off Costs. For the avoidance of doubt, each Party will bear its internal and external costs and expenses of complying with any covenant herein, except and solely to the extent otherwise provided herein.

4.5    Certain Insurance Matters. (a) With respect to any Damages suffered by Hamilton Beach Holding or any of its Subsidiaries after the Spin-Off Date relating to, resulting from or arising out of the conduct of Hamilton Beach Holding’s business prior to the Spin-Off Date for which Parent or any of its Subsidiaries would be entitled to assert, or cause any other Person to assert, a claim for recovery under any policy of insurance maintained by Parent or for the benefit of Parent or any of its Subsidiaries in respect of Hamilton Beach Holding’s business, Parent or any of its Subsidiaries, any product of Hamilton Beach Holding’s business or any Hamilton Beach Holding employee, at the request of Hamilton Beach Holding, Parent will use commercially reasonable efforts to assert and administer, or to assist Hamilton Beach Holding or any of its Subsidiaries to assert and administer, one or more claims under such policy of insurance covering such Damage if Hamilton Beach Holding or any of its Subsidiaries is not itself entitled to assert such claim, and any recovery in respect thereof will be paid to the Party suffering such Damages; provided, however, that all of Parent’s reasonable out-of-pocket costs and expenses incurred in connection with the foregoing, including retroactive or other premium increases, are promptly reimbursed by Hamilton Beach Holding. Notwithstanding the foregoing, Parent will have the sole right to administer all such claims in any manner and take any actions as it determines to be appropriate except to the extent any such administration or actions may adversely affect the availability of insurance coverage, the amount of any such coverage, the applicability of any coverage and/or the availability of future coverage or coverage limits with respect to Hamilton Beach Holding or any of its Subsidiaries, in which case any administration or actions by Parent shall only be taken after consultation with, and consent of, Hamilton Beach Holding. Nothing in this Section 4.5 will affect or modify or be deemed to affect or modify in any way any Party’s obligations under Article V of this Agreement.

(b)    As of the Spin-Off Date, Parent and Hamilton Beach Holding will each procure and maintain for not less than six years following the Spin-Off Date (the “Insurance Period”), policies of directors’ and officers’ liability insurance and fiduciary liability insurance of at least the same coverage and amounts, and containing terms and conditions which are no less advantageous to the directors and officers and fiduciaries or other trustees of either Parent or Hamilton Beach Holding, with respect to claims arising out of or relating to events which occurred before or on the Spin-Off Date. Each of Parent and Hamilton Beach Holding will cooperate with the other in the procurement of such insurance. In the event that insurance with the identical coverage and amounts is no longer available on a commercially reasonable basis during the Insurance Period, Parent and/or Hamilton Beach Holding may procure and maintain substantially similar coverage for the remainder of the Insurance Period, with the consent of the other Party, which consent will not be unreasonably withheld.

4.6    Confidentiality. The Parties will keep strictly confidential any and all proprietary, technical, business, marketing, sales and other information disclosed to another Party in connection with the performance of this Agreement (the “Confidential Information”), and will not disclose the same or any part thereof to any third party, or use the same for their own benefit or for the benefit of any third party. The obligations of secrecy and nonuse as set forth herein will survive the termination of this Agreement for a period of five years. Excluded from this provision is any information available in the public domain and any information disclosed to any of the Parties by a third party who is not in breach of confidential obligations owed to another Person or entity. Notwithstanding the foregoing, each Party may disclose Confidential Information (a) to its bankers, attorneys, accountants and other advisors subject to the same confidentiality obligations imposed herein and (b) as may be required by law from time to time, provided that such Party shall provide the other Party with reasonable prior written notice of such required disclosure.

4.7     Use of Name. Hamilton Beach Holding and its Subsidiaries acknowledge and agree that Parent has prior and superior rights to use the name “NACCO” (the “Retained Name”) and is retaining all of its right, title and interest (including its trademark rights) therein and thereto. Parent and its Subsidiaries (other than Hamilton Beach Holding and its Subsidiaries) acknowledge and agree that Hamilton Beach Holding and its Subsidiaries have prior and superior rights to use the names “Hamilton Beach” and “The Kitchen Collection” and are retaining all of their rights, title and interest (including their trademark rights) therein and thereto.

V.    INDEMNIFICATION

5.1    Indemnity by Parent. Following the Spin-Off, Parent will indemnify and hold harmless Hamilton Beach Holding, its Subsidiaries and each of their respective officers, directors, employees, agents and representatives and each of the successors and assigns of any of the foregoing (“Hamilton Beach Holding Indemnified Parties”) from and against and will promptly defend such parties from and reimburse such parties for any and all losses, damages, costs, expenses, Liabilities, obligations and claims of any kind, including reasonable attorneys’ fees and other costs and expenses (“Damages”), which such parties may directly or indirectly at any time suffer or incur or become subject to, as a result of or in connection with (a) any breach by Parent of any representation or warranty in this Agreement, (b) the failure by Parent to perform any covenant to be performed by it or its Subsidiaries under this Agreement in whole or in part after the Spin-Off Date, (c) the conduct of any business of Parent or its Subsidiaries other than Hamilton Beach Holding’s business prior to, on or after the Spin-Off, including any indemnity or Liability thereof or any amount due or to become due in respect of the foregoing, and (d) any obligations or Liabilities under the Parent Benefit Plans, including the Parent Pension Plan.

5.2    Indemnity by Hamilton Beach Holding. Following the Spin-Off, Hamilton Beach Holding will indemnify and hold Parent, its Subsidiaries and each of their respective officers, directors, employees, agents and representatives and each of the successors and assigns of any of the foregoing (“Parent Indemnified Parties”) harmless from and against, and will promptly defend such parties from and reimburse such parties for, any and all Damages which such parties may directly or indirectly at any time suffer or incur or become subject to, as a result of or in connection with (a) any breach by Hamilton Beach Holding of any representation or warranty in this Agreement, (b) the failure by Hamilton Beach Holding to perform any covenant to be formed by it or its Subsidiaries under this Agreement in whole or in part after the Spin-Off Date, (c) the conduct of any business of Hamilton Beach Holding or its Subsidiaries prior to, on or after the Spin-Off, including any indemnity or Liability thereof or any amount due or to become due in respect of the foregoing, and (d) any obligations or Liabilities under HBH Benefit Plans, including the HBB Pension Plan.

5.3    Insurance Coverage. The indemnification to which any Party is entitled hereunder will be net of all insurance proceeds actually received, if any, by the indemnified Party with respect to the losses for which indemnification is provided in Section 5.1 or Section 5.2.

5.4    Right of Party to Indemnification. Each Party entitled to indemnification hereunder will be entitled to indemnification for losses sustained in accordance with the provisions of this Article V regardless of any Law or public policy that would limit or impair the right of the Party to recover indemnification under the circumstances.

5.5    Indemnification Procedures. Any Party seeking indemnification under this Article V for a third party claim (the “Indemnified Party”) must notify the Party from whom such indemnity is sought (the “Indemnifying Party”) in writing of any claim, demand, action or proceeding for which indemnification will be sought; provided, however, that the failure to so notify will not adversely impact the Indemnified Party’s right to indemnification hereunder except and solely to the extent that such failure to notify actually prejudices, or prevents the

Indemnifying Party’s ability to defend such claim, demand, action or proceeding. The Indemnifying Party will have the right at its expense to assume the defense thereof using counsel reasonably acceptable to the Indemnified Party. The Indemnified Party will have the right (i) to participate, at its own expense, with respect to any claim, demand, action or proceeding that is being diligently defended by the Indemnifying Party and (ii) to assume the defense of any claim, demand, action or proceeding at the cost and expense of the Indemnifying Party if the Indemnifying Party fails or ceases to diligently defend the same. In connection with any such claim, demand, action or proceeding the Parties will cooperate with each other and provide each other with access to relevant books and records in their possession. If a firm written offer is made to the Indemnifying Party to settle any such claim, demand, action or proceeding solely in exchange for monetary sums to be paid by the Indemnifying Party (and such settlement contains a complete release of the Indemnified Party and its Subsidiaries and their respective directors, officers and employees) and the Indemnifying Party proposes to accept such settlement and the Indemnified Party refuses to consent to such settlement, then (A) the Indemnifying Party will be excused from, and the Indemnified Party will be solely responsible for, all further defense of such claim, demand, action or proceeding, (B) the maximum liability of the Indemnifying Party relating to such claim, demand, action or proceeding will be the amount of the proposed settlement if the amount thereafter recovered from the Indemnified Party on such claim, demand, action or proceeding is greater than the amount of the proposed settlement, and (C) the Indemnified Party will pay all attorneys’ fees and legal costs and expenses incurred after rejection of such settlement by the Indemnified Party; provided, however, that if the amount thereafter recovered by the third party from the Indemnified Party is less than the amount of the proposed settlement, the Indemnified Party will be reimbursed by the Indemnifying Party for such attorneys’ fees and legal costs and expenses up to a maximum amount equal to the difference between the amount recovered by the third party and the amount of the proposed settlement.

VI.    CONDITIONS

6.1    Conditions to the Spin-Off. The obligations of the Parties to effect the Spin-Off are subject to the fulfillment (or waiver by Parent pursuant to Section 6.2) on or prior to the Spin-Off Date (provided that certain of such conditions will occur substantially contemporaneously with the Spin-Off) if Parent shall have determined on or prior to the Termination Date that the following conditions have been satisfied (or, if applicable, waived pursuant to Section 6.2):

(a)    the Parent Board shall have determined, in its sole discretion, to effect the Spin-Off;

(b)    the receipt by Parent of a written opinion, dated as of the Record Date and confirmation as of the Spin-Off Date, from McDermott, Will & Emery LLP, tax counsel to Parent, satisfactory to Parent, to the effect that the Spin-Off will qualify as a tax-free spin-off under Section 355 and related provisions of the Code. In rendering the foregoing opinion, counsel will be permitted to rely upon and assume the accuracy of certificates executed by officers of Parent and Hamilton Beach Holding containing customary representations and covenants to enable such firm to deliver the legal opinion;

(c)    Parent shall have determined that all actions or filings necessary or appropriate under applicable securities laws in connection with the Spin-Off shall have been taken or made, and, where applicable, have become effective or been accepted by the applicable Governmental Authority;

(d)    the Hamilton Beach Holding Class A Common Stock to be distributed to Parent stockholders in the Spin-Off shall have been accepted for listing on the NYSE or another national securities exchange acceptable to Parent in its discretion, subject to official notice of distribution;

(e)    the Transition Services Agreement, Tax Allocation Agreement, Transfer Restriction Agreement and Stockholders’ Agreement shall have been duly executed and delivered by the parties thereto; and

(f)    no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spin-Off or any of the transactions related thereto, shall be in effect, and no other event have occurred or failed to occur, including the initiation or threat of litigation, that Parent shall have determined is adverse to Parent or Hamilton Beach Holding.

6.2    Waiver of Conditions. The conditions set forth in Section 6.1 (excluding the condition set forth in Section 6.1(b)) may be waived in the sole discretion of the Board of Directors of Parent. The conditions set forth in Section 6.1 (excluding the condition set forth in Section 6.1(b)) are for the sole benefit of Parent and will not give rise to or create any duty on the part of Parent or the Board of Directors of Parent to waive or not waive any such conditions.

VII.    TERMINATION

7.1    Termination. This Agreement may be terminated by Parent, in its sole discretion, by action of the Parent Board in its discretion at any time prior to the earlier of the Record Date or June 30, 2018 (the “Termination Date”) and notice to Hamilton Beach Holding.

7.2    Effect of Termination. If this Agreement is terminated as provided in Section 7.1, then this Agreement will forthwith become void and there will be no Liability on the part of any Party to any other Party or any other Person in respect hereof regardless of the circumstances; provided, however, that in the event that Parent terminates this Agreement prior to the Record Date, Parent will bear the Hamilton Beach Holding Spin-Off Costs.

VIII.    MISCELLANEOUS

8.1    Survival. The representations, warranties and covenants of the Parties contained in this Agreement or made pursuant to this Agreement will continue from and after the Spin-Off Date.

8.2    Amendment. This Agreement may be amended, modified or supplemented only by the written agreement of the Parties.

8.3    Waiver of Compliance. Except as otherwise provided in this Agreement, the failure by any Person to comply with any obligation, covenant, agreement or condition under this Agreement may be waived by the Person entitled to the benefit thereof only by a written instrument signed by the Person granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of: or estoppel with respect to, any subsequent or other failure. The failure of any Person to enforce at any time any of the provisions of this Agreement will in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part thereof or the right of any Person thereafter to enforce each and every such provision. No waiver of any breach of such provisions will be held to be a waiver of any other or subsequent breach.

8.4    Notices. All notices required or permitted pursuant to this Agreement must be in writing and will be deemed to be properly given when actually received by the Person entitled to receive the notice at the address stated below, or at such other address as a Party may provide by notice to the other:

If to Parent:

NACCO Industries, Inc.

5875 Landerbrook Drive, Suite 220

Cleveland, Ohio 44124-4017

Attention: John D. Neumann

Facsimile: 972.387.1031

If to Hamilton Beach Holding:

Hamilton Beach Brands Holding Company

4421 Waterfront Dr.

Glen Allen, VA 23060

Attention: Dana B. Sykes

Facsimile: 804.527.7218

8.5    Third-Party Beneficiaries. Except as otherwise expressly provided in this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

8.6    Successors and Assigns. This Agreement will be binding upon and will inure to the benefit of the signatories hereto and their respective successors and permitted assigns. None of the Parties may assign this Agreement, or any of their rights or liabilities hereunder, without the prior written consent of the other Parties hereto, and any attempt to make any such assignment without such consent will be null and void. Any such assignment will not relieve the Party making the assignment from any liability under this Agreement.

8.7    Severability. The illegality or partial illegality of any or all of this Agreement or any provision hereof, will not affect the validity of the remainder of this Agreement, or any provision hereof, and the illegality or partial illegality of this Agreement will not affect the validity of this Agreement in any jurisdiction in which such determination of illegality or partial illegality has not been made, except in either case to the extent such illegality or partial illegality causes this Agreement to no longer contain all of the material provisions reasonably expected by the Parties to be contained therein.

8.8    Governing Law. This Agreement will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles.

8.9    Submission to Jurisdiction; Waivers. Each Party irrevocably agrees that any legal action or proceeding with respect to this Agreement, the Spin-Off, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another Party or its successors or permitted assigns may only be brought and determined in any federal or state court located in the State of Delaware, and each Party hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each Party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the Spin-Off, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Laws, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

8.10    Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that each Party need not sign the same counterpart. This Agreement, to the extent signed and delivered by means of a facsimile or other electronic transmission, will be treated in all respects as an original agreement and will be considered to have the same binding legal effect as if it were a signed original.

8.11    Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement.

8.12    Determinations by Parent or Hamilton Beach Holding. Any determination required or permitted hereby to be made or taken by Parent or Hamilton Beach Holding may be made or taken by it in its sole discretion and without consideration to the other or the other’s interests. The Parties hereby expressly agree that this Agreement is to be interpreted without giving effect to prior practice or any alleged oral representations or assurances.

8.13    Exclusivity of Tax Allocation Agreement and Transition Services Agreement. The Parties agree that the Tax Allocation Agreement will be the exclusive agreement among the Parties with respect to Tax matters and the Transition Services Agreement will be the exclusive agreement among the Parties with respect to matters pertaining to transition services.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the signatories hereto has caused this Agreement to be signed by its duly authorized officer as of the date first above written.

NACCO INDUSTRIES, INC.

By:
Name:	[ ]
Title:	[ ]

HAMILTON BEACH BRANDS HOLDING COMPANY

By:
Name:	[ ]
Title:	[ ]

Schedule 1

1. Corporate Services Commercial Account Agreement, dated October 5, 2012, between NACCO Industries, Inc. and American Express Travel Related Services Company, Inc.

Exhibit A

Stockholders’ Agreement

(See attached)

Exhibit B

Tax Allocation Agreement

(See attached)

Exhibit C

Transfer Restriction Agreement

(See attached)

Exhibit D

Transition Services Agreement

(See attached)

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